                                               1934 Act Registration No. 1-14696

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF SEPTEMBER 2003


                        CHINA MOBILE (HONG KONG) LIMITED
                 (Translation of registrant's name into English)


                                 60/F THE CENTER
                             99 QUEEN'S ROAD CENTRAL
                                HONG KONG, CHINA
                    (Address of principal executive offices)


     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                   Form 20-F   X             Form 40-F
                             -----                    -----

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                   Yes                       No   X
                        -----                   -----

     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b):82-             .)
                                                -------------

================================================================================

                                    EXHIBITS

Exhibit Number                                                            Page
--------------                                                            ----
1.1   Announcement, dated August 29, 2003                                   4

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                     CHINA MOBILE (HONG KONG) LIMITED



Date: September 2, 2003              By: /s/ Wang Xiaochu
                                         --------------------------------
                                     Name:  Wang Xiaochu
                                     Title: Chairman and Chief Executive Officer

                                       3